SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

PATRICK TILLIEUX TO OVERSEE SBS BROADCASTING’S DUTCH
BROADCAST AND PUBLISHING COMPANIES
AS CHAIRMAN OF THE MANAGEMENT BOARD

AMSTERDAM, THE NETHERLANDS, December 15, 2004 – Patrick Tillieux, the current Managing Director of SBS Belgium, operator of Flemish television channels VT4 and VIJFtv, has been named as the President/Chairman of the Management Board of SBS Broadcasting B.V. in The Netherlands.  Mr. Tillieux, who assumes his new role as of January 1, 2005, will be based in Amsterdam.

In this newly created position, Mr. Tillieux will be responsible for the development and execution of the company’s business strategies for all media and entertainment activities  under the SBS Broadcasting B.V. umbrella, including television, print, electronic and other media, as well as the coordination of the Management Board.  The company currently owns and operates three Dutch commercial television stations SBS 6, NET 5 and Veronica as well as Veronica Uitgeverij, which publishes Veronica Magazine, the TV listings magazine that is the largest weekly publication in The Netherlands with a circulation of approximately 1.1 million. Mr. Tillieux will also supervise the activities of Veronica Litho, Veronica Digitaal, SBS Productions, SBS 6 Text and V8/Fox Kids Text.

The announcement of Mr. Tillieux’s appointment was made today by Markus Tellenbach,  member of the Supervisory Board of SBS Broadcasting B.V. and President and Chief Executive Officer of SBS Broadcasting S.A., a leading pan European broadcasting company and majority owner of  SBS Broadcasting B.V.

In making the announcement, Mr. Tellenbach said:  “Patrick has demonstrated the key ability to drive ratings and viewership as well as operating margins. Patrick has already demonstrated superior leadership and sound judgment in his handling of the restructuring and successful re-launch of SBS’s Belgium channel VT4.  In just over three years, he refashioned VT4, bringing it up to a level that is consistent with the company’s channel operations overall, and successfully launched a complementary programming service in VIJFtv. His programming competence and strong relationships within the creative and advertising communities will be of continued benefit to the success of SBS Broadcasting BV. We welcome Patrick to his new role as the leader of SBS Broadcasting B.V.’s multi-media operations.”

Mr. Tillieux added:  “I look forward to the opportunity of advancing SBS Broadcasting B.V.’s Dutch operations into an even better entertainment company for the viewer and an even stronger multi-media powerhouse for the advertiser. We will continue to create important synergies between the various operating divisions of the group as well as announce new strategic initiatives in the year ahead.  Having worked extensively in the Dutch market in the past, I look forward to returning, especially during this incredibly exciting time.”

Mr. Tillieux joined SBS as Managing Director of VT4 in September 2001.  He joined the company from Canal+, where he served as Managing Director of Pay-TV operations Canal+   Holland and Canal+Flandres.  He also held multiple titles and responsibilities with Canal+, including positions as Chief Executive Officer of Canal+ Netherlands and Managing Director of Canal+ Flanders.  Mr. Tillieux came to Canal+ in July of 1999 and, during his tenure, was credited with the successful restructuring of Canal+ in the Benelux region.

From January of 1995 through 1998, Mr. Tillieux held the post of Managing Director and Vice Chairman of the Board at Holland Media Group (now RTL Netherlands).  In this post, he successful orchestrated the merger of RTL4 and Veronica, bringing the two stations together into one successful channel operation.  Leaving Holland Media Group in January of 1998, Mr. Tillieux exercised his entrepreneurial nature by forming Mediatoo, serving as a consultant and providing management support to a number of media and new media ventures.

From 1988 through 1995, Mr. Tillieux worked for French broadcaster TF1 as Director in Charge of Business Development.  It was in this post that he earned industry recognition for the successful launch of startup channel Euro Sport in 1991.  Mr. Tillieux began his career as a junior executive with Bouygues in 1981, a major telecom and construction company, which also held major shares in TF1.  Fluent in French, English and Dutch, Mr. Tillieux graduated cum laude from the Catholic University of Louvain in Belgium, earning a Masters degree in both Civil Engineering and Industrial Administration.  Married with three daughters, Mr. Tillieux resides with his family in Blaricum in The Netherlands.

In his new position, Mr. Tillieux will closely work with SBS Broadcasting B.V.’s new Program Director, Eric van Stade. Mr. Van Stade will be responsible for programming SBS 6, NET 5 and Veronica, as well as SBS Productions.

Eric van Stade has been working for SBS Broadcasting B.V. as Channel Manager of SBS 6 since March 1999. SBS 6 has become one of the three most popular television stations in The Netherlands under Mr. Van Stade’s leadership, with important cornerstones in the program schedule including top sports events (such as the Dutch national team soccer games and Formula 1 races), hit movies and local news with a contemporary Dutch character.

From 1989 through 1999, Mr. Van Stade worked for John de Mol Productions, where he was responsible for a wide range of programs for public and commercial broadcasters in The Netherlands and Germany. Among other programs, Mr. Van Stade was one of the creators of Domino D-Day, a program that continues to attract millions of viewers on SBS 6.

About SBS Broadcasting B.V.

SBS Broadcasting B.V. is a Dutch multimedia company. It owns three TV stations (SBS 6, NET 5 and Veronica), SBS Productions and Veronica Uitgeverij, Veronica Litho and Veronica Digitaal.   SBS Broadcasting B.V. also has interests in 568 Entertainment VOF, TV 10 Holdings LLC (a holding company owned by SBS and Fox Kids Europe Channels), SBS Text VOF (a text-oriented company owned by SBS and De Telegraaf) and V8/Fox Kids Text VOF.  SBS Broadcasting B.V. is 63% owned by SBS Broadcasting S.A., 27% by N.V. Holdingmaatschappij De Telegraaf and 10% owned by Veronica Holding B.V.

About SBS Broadcasting S.A.

SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: The Netherlands, Belgium (Flanders), Sweden, Norway, Denmark, Finland, Hungary and Romania.  For further information visit: www.sbsbroadcasting.com, or contact:

# # #

MEDIA CONTACT:	Jeff Pryor/ Pryor Associates
Tel: +1 818 338 3555
Email: jeff@pryorpr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 17, 2004

SBS BROADCASTING S.A.

		By:	/s/ Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer